Exhibit 4.57

Bank of China	Working Capital Loan Contract

The Borrower: China Glorious City Investments (Zhoukou) Co., Ltd.

The Lender: Bank of China, Zhoukou Branch

The Borrower and the Lender has entered into this contract (this “Contract”) upon mutual agreement regarding granting of working capital loan.

Section 1       Loan Amount

Currency type: RMB

Loan amount:	(In words) Ten Million
(In numbers) 10,000,000

Section 2       Tenure of the Loan

Tenure of the Loan: 12 months, from the day of the drawdown. In case of drawdown in stages, from the day of the first drawdown.

The Borrower shall strictly follow the timetable of the drawdown. In case where the drawdown of the Loan is later than the timetable, the Borrower shall repay the Loan as agreed under this Contract.

Section 3       Purpose of the Loan

Loan Purpose: Advertising expenses

Unless otherwise agreed by the Lender in writing, the Borrower shall not change the purpose of the Loan. The Borrower shall not, including but not limited to, use the Loan for the purpose of fixed assets and securities investments, and used for the purpose of production and business operations that are prohibited by the country.

Section 4       Interest Rate and Interest Calculations

1.	Loan interest

The interest rate shall fixed interest rate, with annual rate of 6.6%, and shall not change for the tenure of the Loan.

2.	Interest calculation

Interest shall be calculated from the day of the drawdown based on the drawdown amount and the actual days of outstanding.

Interest calculation formula: Interest = Principal X Actual Days the Loan remained outstanding X Daily interest rate

Daily interest rate is calculated based on 360 days per year, i.e. Daily interest rate = Annual rate/360

3.	Interest settlement method

The Borrower shall use method (2) of the following:

(1)	Calculated quarterly, the 20th day of last month of each quarter shall be the interest calculation day, 21st day of that month shall be the interest payment day;

(2)	Calculated monthly, the 20th day of each month shall be the interest calculation day, 21st day of the that month shall be the interest payment day;

In case where the Borrower’s final repayment day is not an interest payment day, the final repayment day shall become interest payment day and the Borrower shall settle all interest payable thereon.

4.	Penalty interest

(1)	In case of the Loan become overdue or being misused for purpose other than agreed under this Contract, penalty interest shall be calculated based on the penalty interest rate as agreed under this Contract from the date on which the Loan become overdue or being misused until the date when the Loan and interest are repaid.

In case where the Loan is overdue and being misused, a higher penalty interest rate shall be used for the calculation of penalty interest.

Bank of China	Working Capital Loan Contract

(2)	In case where the Borrower fails to pay interest and penalty interest promptly, compound interest shall be calculated based on penalty interest rate as agreed under this Contract, and shall be settled in accordance with Section 3 of this Contract.

(3)	Penalty interest rate

Fixed rate loan penalty interest rate

The overdue penalty interest rate for shall be 50% above the interest rate of this Contract and misappropriation interest rate shall be 50% above the interest rate of this Contract.

Section 5       Drawdown Conditions

The Borrower shall satisfy the following prior to drawdown:

1.	This Contract and its supplement is effective;

2.	The Borrower has provided guarantees as requested by the Lender and guarantee contract has been executed and has been approved, registered and filed;

3.	The Borrower has reserved or executed and fulfilled for the Lender relevant documents, invoices, chops, personnel list, signature samples, and has completed relevant vouchers;

4.	The Borrower has opened all necessary bank account for the fulfillment of this Contract at the request of the Lender;

5.	The Borrower has submitted to the Lender a copy of written drawdown application and related supporting documents for the purpose of the Loan 3 bank business days prior to the drawdown, to process the drawdown application;

6	The Borrower has submitted to the Lender a copy of authorization letter for the execution of this Contract from Board of Director or other departments with the power to authorize the execution of this Contract; and

7	Other conditions as required by laws and regulations and both parties under this Contract.

Unless otherwise agreed by the Lender, the Lender has the right to refuse the drawdown application in case any of the above is not fulfilled.

Section 6       Drawdown Day and Method

1.	The Borrower shall make drawdown based on method (2) below:

(1)	One single drawdown on [blank].

(2)	One single drawdown within 5 days from June 30, 2014.

(3)	To drawdown based on the following timetable:

[Blank]

2.	The Lender has the right to refuse the Borrower’s drawdown application in case the drawdown application is beyond the above timetable for any unutilized loan amount.

Section 7       Granting of the Loan

1.	Loan grant account

The Borrower shall open account at the Lender for the purpose of the loan grant, the grant and payment of the Loan shall be made through this bank account.

Account name: China Glorious City Investments (Zhoukou) Co., Ltd.

Account Number: [Not disclosed in this translation]

2.	Loan payment method

(1)	The payment of the Loan is made in accordance with relevant laws and regulations and as agreed under this Contract, the method of the payment of the Loan shall be stated and confirmed in the drawdown application of the Loan. The Lender has the right to change the granting/payment method in case where the Lender considers that the payment method chosen by the Borrower does not comply with the requirements.

Bank of China	Working Capital Loan Contract

(2)	Lender’s entrusted payment, which means the Lender shall make payments to trading third parties of the Borrower in accordance with the purpose of the Loan under this Contract. In accordance with the rules and regulations of China Banking Regulatory Commission and the Lender’s internal requirements, purpose for which the Loan is granted satisfied the one of the followings shall use lender’s entrusted payment method:

(A)	The credit relationship between the Borrower and the Lender is newly established and the Borrower’s credit rating has not reached the required level by the Lender;

(B)	At the time of drawdown application, the payee is clear as to name of bank account and bank account number and the drawdown of the Loan exceeded RMB10,000,000.

(C)	Other conditions agreed between the Borrower and the Lender [blank].

(3)	The Borrower ‘s payment method, which means the Lender would transfer the Loan to the Borrower’s bank account at the Lender in accordance with the drawdown application and the Borrower shall make payments on its own to its trading parties that is complied with the conditions under this Contract. Except for the circumstances agreed above which shall use entrusted payment method, the Borrower shall make payment on its own on other amount of the Loan.

(4)	Change of payment method. In case where after the submission of the drawdown application there is a change in the Borrower’s payment to third parties and/or change in credit rating where such change has satisfied the requirement under paragraph 2(2) under this Section, the payment method shall be changed. In case where there is change in the payment method, or in the case a change in the payment amount, payee or a change of the purpose of the Loan, the Borrower shall submit to the Lender a change application in writing, to re-submit a drawdown application and supporting documents for the purpose of the Loan.

3.	Specified requirements on entrusted payment method

(1)	Entrusted payment. In case where payment is in compliance with the conditions of entrusted payment method, the Borrower shall clearly include in its drawdown application such entrust, which shall authorize and entrust the Lender to transfer to drawdown of the Loan from the Borrower’s account to the bank account of the trading party for which the purpose of the Loan is in compliance with the conditions under this Contract, and shall include the name, account number and amount of the payment of the trading party, which is necessary for the entrusted payment.

(2)	Provision of transaction information. For payment in compliance with the conditions of entrusted payment method, the Borrower shall, at each drawdown, submit to the Lender its account details, trading party’s account details and documents to prove that such drawdown is in compliance with the purpose of the Loan under this Contract. The Borrower shall undertake that all documents provided to the Lender are true, complete and valid. The Lender shall not be held responsible in case where information provided by the Borrower is false, inaccurate or incomplete and as a result the entrusted payment is unable to complete on time. The Borrower’s responsibility on repayment of the Loan from past drawdown shall not be affected.

(3)	The fulfillment of the Lender’s responsibilities under entrusted payment method

(A)	In case where Lender’s entrusted payment method is used, the Lender shall transfer to the Borrower’s trading part upon review and approval of drawdown application after submission of related documents and application by the Borrower.

(B)	The Lender has the right to request the Borrower for supplements, replace, elaborate or re-submit relevant materials in case where the documents provided by the Borrower do not satisfy the requirements under this Contract or are incomplete. The Lender has the right to refuse any payment of the Loan prior to the provision of documents by the Borrower are satisfied by the Lender.

(C)	The Lender shall not be responsible in case where the Borrower is unable to make payment under entrusted payment method to its trading party due to funds being returned from bank of the trading party of the Borrower. In case where funds being returned from the bank of the Borrower’s trading party, the Borrower hereby authorize the Lender to freeze such funds. Under this circumstances, the Borrower shall re-submit the entrusted payment application and related supporting documents to the Lender.

(4)	The Borrower shall not split the amount into smaller amount to avoid the Lender’s entrusted payment method.

4.	Subsequent to the granting of the Loan, as requested by the Lender, the Borrower shall provide to the Lender records and information regarding usage of the Loan, including but not limited to procurement contracts, etc.

Bank of China	Working Capital Loan Contract

5.	In the event of any of the following, the Lender has the right to re-establish the terms for the granting and payment of the Loan or to stop granting and payment of the Loan:

(1)	The Borrower breach the terms as agreed under this Contract and has split the amount into smaller amount to avoid the Lender’s entrusted payment method;

(2)	The credit rating of the Borrower dropped or the profitability of the Borrower’s main business is not strong;

(3)	Abnormally occurred in the use of the Loan proceeds;

(4)	The Borrower fails to provide record and information to the Lender promptly as requested by the Lender;

(5)	The Borrower made payments using the Loan which has violated the purpose of the Loan as agreed under this Contract.

Section 8       Repayment of the Loan

1.	The Borrower designates the following bank account as funds collection account, any funds collected by the Borrower shall be deposited into the funds collection account. The Borrower shall provide details of funds movement of the funds collection account. The Lender has the right to supervise and request the Borrower to provide explanation on significant or abnormal fund movements in the funds collection account.

Account name: China Glorious City Investments (Zhoukou) Co., Ltd.

Account Number: [Not disclosed in this translation]

2.	Unless otherwise agreed by both parties, the Borrower shall repay the Loan under this Contract under method (1):

(1)	The Borrower shall repay the entire Loan under this Contract upon maturity of the Loan tenure.

(2)	To repay the Loan under this Contract based on the following repayment plan:

Repayment Date	Repayment Amount
[Blank]	[Blank]

In case where the Borrower wants to change the above repayment plan, the Borrower shall submit in writing to the Lender 15 bank business days prior to the maturity of the related installment. Such change in repayment shall only take effect upon written confirmation by both parties.

3.	Unless otherwise agreed by both parties, in the case where the principal and interest overdue by the Borrower to the Lender at the same time, the Lender shall has the right to decide the order of repayment. In case where there are multiple loans overdue by the Borrower to the Lender at the same time, the Lender has the right to decide the order repayment of different loans.

4.	Unless otherwise agreed by both parties, the Borrower may repay the Loan earlier, by notifying the Lender in writing 30 bank business days before the early repayment. The early repayment shall first repay the loan which has the latest due date, in descending order of maturity.

The Lender has the right to charge the Borrower a change of repayment terms fee at a rate of 0.1% for early repayment of the Loan from the Borrower.

5.	The Borrower shall repay the Loan by following method.

The Borrower shall deposit sufficient funds into the following bank account for the portion of the Loan and its interest 1 bank business days prior to the due date. The Lender shall have the right to deduct the money from this bank account upon the due date of portion of the Loan.

Name of Account: China Glorious City Investments (Zhoukou) Co., Ltd.

Account Number: [Not disclosed in this translation].

Section 9       Guarantees

1.	The indebtedness under this Contract shall be guaranteed by:

A “Maximum Ceiling Gaurantee Contract” is entered into between the China Northeast Logistics City Dezhou Co., Ltd. and the Lender with serial number of “2014 ZKH Gao Bao Zong Zi 002” for a guarantee limited by a ceiling provided by China Northeast Logistics City Dezhou Co., Ltd.

Bank of China	Working Capital Loan Contract

2.	In case where the Lender believe there are some issues adversely affecting the Borrower’s or Guarantor’s fulfillment ability of the contract, or the Guarantee becoming invalid, being revoked or cancelled, or Borrower’s or Guarantor’s financial situation deteriorating or involving in material litigation or arbitration, or other reasons adversely influencing Borrower’s or Guarantor’s repayment ability, or any breach of contracts, depreciation, damage, loss, closed down of the guaranty in any other contracts between Borrower and Guarantor which might deducing or losing the value of the guaranty, the Lender shall have the right, as the same time, the Borrower shall have the responsibility to provide the new guaranty, increase or replace guarantor, in order to guarantee the liability.

Section 10       Representations and Undertakings

1.	The following representations are made by the Borrower:

(1)	The Borrower is legally registered and existed, and the Borrower possess a complete civic and behavioral ability to enter and execute this Contract. The Borrower is the legal representative of the new project and its controlling shareholder is of sound credit status and there were no significant adverse record. The new investment project shall fulfill the requirement regarding main investor qualification and operating capital set by the central government of The People’s Republic of China.

(2)	The execution and fulfillment of this Contract represent true intent of the Borrower, and has legally and effectively completed all necessary authorizations in accordance with its articles of association and internal management requirements and does not breach any other agreements, contracts and other legal documents that are binding to the Borrower. The Borrower has or will have obtained all the approvals, permissions, filings and registrations related to the execution and fulfillment of this Contract.

(3)	All documents, financial reports, vouchers and other information provided from the Borrower to the Lender are true, complete, accurate and valid.

(4)	The business transaction background described to the Lender by the Borrower is real, legitimate and is not undertake for the purpose of money laundering.

(5)	The Borrower is of sound credit and there were no significant adverse record. The Borrower did not hide any issue which will adversely affect the financial position and fulfillment of contract of Borrower and the Guarantor.

(6)	The Borrower and the project for the Loan achieved the environmental protection standard and the Borrower and the project are not being published and confirmed as high energy wastage and high pollution enterprise by non-governmental organizations, and the issues of high energy wastage and pollution do not exist for the Borrower and the project.

(7)	Other representations by the Borrower: [Blank].

2.	The following undertakings made by the Borrower:

(1)	At the request of the Lender, periodically or promptly provide financial reports (including but not limited to annual report, quarterly reports and monthly reports) and other relevant information to the Lender. The Borrower shall also ensures that the gearing ratio shall not exceed 90% on a continuous basis.

(2)	In case where the Borrower has entered into a reverse-guarantee agreement or similar agreement with the guarantor, such agreement, such agreement shall not damage any of the Lender’s rights under this Contract.

(3)	To accept, and to provide sufficient assistance and coordination to the Lender’s credit checks and supervision. In case where the Borrower make payments from the Loan on its own, to provide report on payment of the Loan, usage status to the Lender periodically on a monthly basis before 5th day of each month.

(4)	In case of consolidation, spin-off, capital reduction, transfer of ownership, external investment, increase in debt financing, material asset or indebtedness transfer and other events that may affect the Borrower’s repayment ability, the Borrower shall obtain a prior written consent from the Lender.

In the event of the following the Borrower shall notify the Lender immediately:

(A)	Change in articles of association, area of business, registered capital and legal representatives of the Borrower or its guarantor;

(B)	Change of business model by conducting any form of joint ventures, joint venture, cooperation, subcontracting restructuring, reform, plan of listing with foreign enterprise, etc.

(C)	Involvement in material litigation or arbitration, or seizure, retention or supervision of assets or collateral, or set up of new collateral on secured assets.

Bank of China	Working Capital Loan Contract

(D)	Out of business, dismissal, liquidation, suspension of business, revocation or cancellation of business license, apply for (or being applied for) bankruptcy.

(E)	Involvement of material case or economic dispute by shareholders, directors and existing senior management;

(F)	Breach of other contracts by the Borrower;

(G)	Event of operational difficulty and deterioration of financial status, etc.

(5)	The Loan shall rank senior to loans from shareholders of the Borrower and shall not rank junior to similar debts of the Borrower.

(6)	The Borrower shall not distribute any form of dividend prior to the full repayment of principal, interest and other related expenses of the Loan under this Contract.

(7)	The Borrower shall not dispose of its assets which would result in the lowering of its repayment capacity and the Borrower undertakes it shall not provide guarantee to third parties to an aggregate value of exceeding its net assets value and single or aggregate value of guarantees provided shall not exceed the restrictions as stipulated in its articles of association.

(8)	Unless as otherwise agreed by the Lender and terms under this Contract, the Borrower shall not transfer the Loan to other bank accounts of the Borrower or its related parties.

In case where transfer is made to the Borrower’s other bank accounts or related parties bank account, the Borrower shall provide relevant supporting documents.

(9)	Guarantees provided by the Borrower to the Lender, pricing of interest rate and repayment order of the Loan under this Contract shall not below current or future terms offer to other financial institute.

(10)	The Lender has the right to request early repayment of the Loan depending on the funds collection status of the Borrower.

(11)	Other undertakings by the Borrower: [Blank].

Section 11       The Disclosures of Related Party Transactions within the Group of the Borrower

Both parties agreed to use method 2 of the following:

1.	[Not applicable]

2.	The Borrower has been confirmed as a group customer of the Lender in accordance with “Guide on Risk Management of Credit Business of Group Customers of Commercial Bank” (thereafter the “Guide”). The Borrower shall report to the Lender the nature of any related party transactions exceeding 10% of its net assets value, including the relationship between the counterparty and the Borrower, subject of the transaction, amount of the transaction and its proportion to other transactions and pricing policies (including transactions with no value or of symbolic value).

In the event of the following, the Lender has the right to unilaterally stop further grant of the unused Loan to the Borrower and shall has the right to recall part of all of the principal and interest of the Loan prematurely: Obtain bank credit through creation of bills receivable, accounts receivable, etc by falsified contracts entered with related parties where such contract does not contain actual trade background; In the event of material merger and acquisition or restructuring which the Borrower considers may affect the safeguarding of the Loan; Evading of bank liabilities with willful intent; Events stipulated in Section 18 of the Guide.

Section 12       Event of Default and Treatment

1.	Any of the following constitute an event of the default by the Borrower under this Contract:

(1)	The Borrower fails to repay all liabilities due to the Lender arising from this Contract;

(2)	The Borrower fails to make payments using the funds from the Loan in accordance with terms agreed under this Contract, or use the funds from the Loan for purpose other than those agreed under this Contract, or split the amount of a payment into smaller payments to avoid the Lender’s entrusted payment;

(3)	Representations made by the Borrower is untrue, or the Borrower is in breach of its undertakings under this Contract;

Bank of China	Working Capital Loan Contract

(4)	In any of the events as stated in Section 2(4) where the Borrower considers may affect the financial status of and ability to fulfill this Contract by the Lender or guarantor, and the Borrower fails to provide new collateral or new guarantor;

(5)	The Borrower is in breach of other contracts with the Lender or any institutes under the Bank of China;

(6)	Deterioration in the Borrower’s credit status, deterioration in the Borrower’s financial indicators such as profitability, debt repayment ability, operating ability or cash flows, and has exceeded threshold set or agreed under this Contract;

(7)	The guarantor is in breach of guarantee contract with the Lender or other contracts with any institutes under the Bank of China;

(8)	In the event that the Borrower is out of business, dismissed, revoked or bankrupted;

(9)	The Borrower involves or may involve in material economic dispute, litigation or arbitration, or seizure, retention or supervision of assets, or being investigated or punished by judicial authorities, tax bureau, trade and industry bureau, etc administrative authorities, has or may has affected the fulfillment of responsibilities by the Borrower under this Contract;

(10)	Unusual change of, disappearance of, or investigation or limitation of personal freedom by judicial authorities of, individual shareholders and key management;

(11)	Discovery of event that may affect the Borrower’s or the guarantor’s financial status or contract fulfillment ability during yearly (each anniversary of from the execution of this Contract) review of the Borrower’s financial status or contract fulfillment ability;

(12)	The Borrower fails to provide explanation materials approved by the Lender in relation to significant or abnormal fund movements in the designated funds collection account.

(13)	The Borrower is in breach of its responsibilities as agreed under this Contract.

2.	In any of the event of default as stated above, the Lender has the right, according to specific circumstance, to take following actions:

(1)	To request correction by the Borrower or guarantor within deadline;

(2)	Partially or entirely reduce, suspend, cancel or terminate the Loan facility to the Borrower;

(3)	Partially or entirely suspend or terminate drawdown application from the Borrower under this Contract or other contracts with the Lender. Partially or entirely suspend, suspend, terminate the grant, payment and process of the any loan and loan applications.

(4)	Declare part or all of the Loan under this Contracts, other loans due to the Lender by the Borrower and their interest due immediately.

(5)	Termination or relieve of this Contract, Entirely or partially terminate or relieve other contracts between the Borrower and the Lender.

(6)	Demand the Borrower for loss arising from Borrower’s event of default.

(7)	To deduct funds from the Borrower’s bank account with the Lender, or other institutes under Bank of China to repay the part of all of the Loan under this Contract. Any unexpired loans would be deemed fall due. In case of difference currencies in other accounts of the Borrower, exchange rates applicable at the time of deduction would be used.

(8)	Exercise the Lender’s right to collateral.

(9)	Request responsibilities from the guarantor.

(10)	Any other measures that the Lender deemed necessary.

Section 13       Reservation of Rights

The non exercise of part or all of the rights by any party to this Contract, or absence of request by that party to the other party for the fulfillment of that other party’s responsibilities shall not be deemed as forfeiture of such rights by or waiver of such responsibilities from that party.

Bank of China	Working Capital Loan Contract

Any tolerance, extension, or delay in the fulfillment of the rights under this Contract from one part to another party shall affect one party’s entitlement to any of its rights in accordance with laws and regulations and under this Contract, and shall not be deemed to have forfeit any of those rights.

Section 14       Modification, Amendment and Termination

This Contract may be amended upon written agreement between both parties to this Contract and such written agreement shall become an integral part of this Contract.

Unless as otherwise agreed or as required by laws and regulations, this Contract shall not be terminated until all rights and obligations under this Contract have been fulfilled.

Unless as otherwise agreed or as required by laws and regulations, invalidation of any of the terms under this Contract shall not affect the legal validity of other terms under this Contract.

Section 15       Applicable Laws and Dispute Resolution

The Contract shall be under the jurisdiction of the laws of People’s Republic of China.

Upon the effectiveness of this Contract, any dispute arising from the execution, fulfillment of this Contract or related to this Contract shall be first resolved through negotiation. In case where negotiation fails, the dispute shall be brought to local court in which the Lender (or institutes under Bank of China to which such dispute is related) is located.

During the period of dispute resolution, other terms under this Contract shall continued to be fulfilled by both parties in case where such dispute does not affect the fulfillment of other terms under this Contract.

Section 16       Supplement

1.	Drawdown application (Format)

2.	Loan note

Section 17       Other Agreements

1.	The Borrower shall not transfer any rights and obligations under this Contract to any third party unless with a prior written consent from the Lender.

2.	The Borrower confirms and approves that the Lender may, according its management needs, assign its rights and obligations under this Contract, or the management of the Loan under this Contract, to other institutes under Bank of China and to be carry out by those institutes. Other institutes under Bank of China which undertook the rights and obligations under this Contract shall have the rights to exercise all of the Lender’s rights under this Contract, and shall has to right to act on behalf the Lender for any legal proceedings (include litigations, arbitration, or application for mandatory execution) brought to court.

3.	Provided that other terms under this Contract are not affected, this Contract shall be binding to both parties to this Contract and their respective legal successors and transferee.

4.	Unless otherwise agreed, both parties designate addresses stated in this Contract to be used as correspondence addresses and to undertake that to notify the other party in writing in case where there is a change in the correspondence address.

5.	The transaction under this Contract is executed based on each party’s individual interests. In case where as required by laws and regulations and supervisory bodies, other parties involved in this transactions constitute a related party to the Lender, all parties shall not use such relationship to affect the fairness of this transaction.

6.	Titles and names of businesses are used for ease of reference only and shall not be construed as interpretations to the terms and rights and obligations of both parties of this Contract.

7.	The Lender has the right to provide relevant information of this Contract or the Borrower to People’s Bank of China information system or other credit information database set up in accordance with relevant laws so as to allow enquiries from and use by qualified institutes or individuals. The Lender also has the right, for the purpose of this Contract, enquire from such system and database information relating to the Borrower.

8.	In case where drawdown day, repayment day is statutory holiday, such days shall be postponed to the next available business day.

9.	In case where the Lender is unable to fulfill this Contract or comply with the terms of this Contract as required by laws and regulations, or supervisory authorities or as a result of a change in supervisory rules, the Lender shall has the right to terminate, or as required by laws and regulations, or supervisory authorities or as a result of a change in supervisory rules, amend the terms of this Contract. In case where the termination of this Contract is due to such requirements or change in rules, the Lender is exempted from the responsibilities under this Contract.

Bank of China	Working Capital Loan Contract

Section 18       Effectiveness of Contract

This Contract shall become effective upon the signatures and stamps from legal representatives of both parties. There are 3 copies of this Contract, one for each of the Lender, the Borrower and collateral registration department, and shall bear the same legal effect.

The Borrower: China Glorious City Investments (Zhoukou) Co., Ltd.

Authorized representative: Xu Zhu Qi

The Lender: Bank of China, Zhoukou Branch

Authorized representative:

Date: June 30, 2014